

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 2, 2016

Via E-mail
Martin S. Craighead
Chairman and Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

>   **Re: Baker Hughes Incorporated**
>   **Form 10-K for the Fiscal Year ended December 31, 2015**
>   **Filed February 17, 2016**
>   **Form 10-Q for the Fiscal Quarter ended June 30, 2016**
>   **Filed July 29, 2016**
>   **File No. 001-09397**

Dear Mr. Craighead:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

1.   We note that you refer to multiple factors when explaining the change between periods in various line items without indicating the amounts attributable to each factor. For example, you disclose "the lower activity levels, as evident in the 47% rig count drop, and deteriorating pricing conditions were the main drivers for the revenue decline in North America" without indicating the amount attributable to either the levels of activity or pricing. To the extent two or more factors contribute to a material change in the

reported amounts, please indicate the amount attributable to each factor. Refer to FRC §501.04 for additional guidance.

Form 10-Q for the Fiscal Quarter ended June 30, 2016

Controls and Procedures, page 34

2.   We note your disclosures in the 2016 first and second quarter reports stating that, due to the material weakness identified in your controls related to the determination of valuation allowances for deferred tax assets, your disclosure controls and procedures as of March 31 and June 30, 2016 are not considered effective. Also, you disclosed that the identified weakness had no impact on any amounts reported in the financial statements for the quarter ended March 31, 2016 or for any previous period.

Please provide to us additional details of the material weakness identified, including when the material weakness first began, how you discovered the control deficiencies that led to the material weakness, and why the weakness did not affect any reported amounts in the financial statements. Also, please describe any alternative procedures that you have undertaken to ensure that the determination and recording of valuation allowances on deferred tax assets remains accurate for all reported periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources